Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources”, “Randgold” or the “company”)
VITAL MEDICAL SUPPLIES REACH DOKO IN DRC
Doko, Democratic Republic of Congo, 21 October 2010 — A shipment of vital medical equipment and supplies was handed over today to the Durba Referral Hospital and the Gambella Clinic in Watsa in the Haut-Uele district of the DRC close to the Kibali Gold Project by project developer Randgold Resources.
This shipment follows an earlier consignment of medical equipment and supplies, which was handed over last month to the Watsa Referral Hospital by the Deputy Governor of the Province Orientale region of the DRC, Mr Dieudonne Arama. The total value of both shipments is US$1.7 million, according to Randgold Resources which has spearheaded the campaign. The Governor of the Province Orientale region, Mr Medard Autsai Senga, and Randgold Resources chief executive Mark Bristow handed over today’s shipment.
North American financial services provider BMO Capital Markets co-sponsored the medical provisions which were sourced, packed and freighted to the area from Nashville, Tennessee, by the US medical charity C.U.R.E..
The supply of medical provisions to clinics is part of Randgold Resources’ community development strategy which focuses on projects providing basic health, potable water, basic education and food security to the communities close to its operations in Central and West Africa. It has identified the upgrading of local clinics and hospitals as a key priority and is collaborating with medical charities and local healthcare authorities to deliver crucial medical equipment and supplies to village clinics in these areas. In addition to the donations near the Kibali Project, Randgold has funded medical supplies to the value of US$950 000 to clinics in and around its Loulo and Morila mines in Western Mali and is planning another donation of medical provisions of around US$800 000 for villages in the M’Bengue district of the Côte d’Ivoire, close to its Tongon mine development.
Speaking at the handover ceremony, Bristow said that the development of strong local relationships was one of the cornerstones on which the company had been built. “In Africa, it is not enough for a company to be profitable — it also has to be a responsible corporate citizen and a good neighbour, with a demonstrable long-term commitment to its host country,” he said.
“Development of the Kibali Project has already had a positive impact on the communities living in the area. In line with our partnership philosophy, we have created new employment opportunities through the establishment of community-based businesses that will supply construction materials to the project and the new road link we have built with Uganda has slashed living costs in the whole of the north-eastern DRC, by substantially reducing the cost of transporting food and other essentials there,” Bristow said.
The Kibali Gold Project in the north eastern DRC is a joint venture between Randgold Resources, AngloGold Ashanti and OKIMO and potentially one of the world’s largest gold mines.

ENQUIRIES:

Mark Bristow	Willem Jacobs
Randgold CEO & Kibali chairman	Randgold GM operations Central & E Africa
+223 6675 0122/+44 788 071 1386	+27 72 614 4053/+27 82 905 6797

Louis Watum	Kathy du Plessis
GM Kibali Goldmines	Randgold investor & media relations
+243 994 035 464/+256 782 239 767	+44 20 7557 7738 randgoldresources@dpapr.com

Website: www.randgoldresources.com
RANDGOLD QUALIFIED PERSONS
The information in this release related to Kibali mineral resources and mineral reserves is documented in the Technical Report (NI 43-101), Kibali Gold Project, in the Democratic Republic of Congo, dated 20th May 2010 and is currently available under Randgold’s profile on the SEDAR website at www.sedar.com. The open pit reserve estimate was carried out by Mr Quinton de Klerk, a director of Cube Consulting Pty Ltd. a Qualified Person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’) while the underground reserves were generated by Mr Paul Kerr, a senior consultant (Underground Mining) employed by SRK Consulting Pty Ltd.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including Kibali) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2009 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2010, and in the section entitled ‘Risk Factors’ in Randgold’s prospectus published on 30 November 2009 in relation to the indirect acquisition of 10 per cent of the issued capital of Kibali Goldmines SPRL. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.